

Mail Stop 3561

November 30, 2016

James L. Reynolds
President and Chief Executive Officer
Adomani, Inc.
620 Newport Center Drive, Suite 100
Newport Beach, CA 92660

> **Re:** **Adomani, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 16, 2016**
> **CIK No. 0001563568**

Dear Mr. Reynolds:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Underwriting, page 41

1. We note your response to our prior comment 3 and that you are seeking to qualify the underwriters' warrants and common stock issuable upon exercise of these warrants. Please revise Part I and the offering circular cover page to include these securities and describe them in the Description of Securities section.

Use of Proceeds, page 45

2. We note your response to our prior comment 4 and reissue in part. Please disclose the maturity dates for both of the loans listed in this section and the interest rate for the "working capital loan."

James L. Reynolds
Adomani, Inc.
November 30, 2016
Page 2

<u>Plan of Operations, page 77</u>

3. We note your response to our prior comment 5. For each of the strategies in the bulleted list on page 53, please include specific information regarding your plans to implement these planned activities over the next twelve months, including any contingencies such as raising additional funds, and the timelines and, to the extent material, the associated costs accompanying each proposed step in your business plan.

<u>Interim Financial Statements</u>

4. Please include your consolidated statements of cash flows for the interim period ended September 30, 2016.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Curtis L. Mo, Esq.
        DLA Piper